Exhibit 16.1


To the Securities and Exchange Commission:

We have read Item 4 included in the attached Form 8-K/A-1 dated July 8, 1997 of Arch Coal, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

/s/ Arthur Andersen LLP

Arthur Andersen LLP

St. Louis, Missouri
July 8, 1997